NEWS RELEASE

Voya Investment Management to acquire the investment advisory business of Tygh Capital Management

Transaction represents Voya's commitment to delivering alpha to clients and continued investment in its equity capabilities

NEW YORK, Nov. 23, 2021 — Voya Investment Management (Voya IM), the asset management business of Voya Financial, Inc. (NYSE: VOYA), announced today that it has signed a definitive agreement to acquire the investment advisory business and certain other assets of small-cap growth specialist Tygh Capital Management (TCM). The transaction is expected to close in the first quarter of 2022.

"We continue to invest across our investment platforms to bring best-in-class solutions to our clients. Small-Cap Growth is an important focus and an area where active managers like Voya can generate meaningful alpha for investors," said Christine Hurtsellers, chief executive officer, Voya IM. "The accomplished team at TCM is a great addition to our active equity platform and aligns well with our key tenets: collaboration, client-centricity, and a focus on generating compelling risk-adjusted results."

Founded in 2004 in Portland, Oregon, TCM specializes in small-cap and small/mid-cap growth investing for both institutional and retail investors. The team currently manages the TCM Small Cap Growth Fund (Ticker: TCMSX) ("TCM Fund") with $520 million in assets, as of Oct. 31, 2021.

Following the closing of the transaction, all of TCM's current employees will join Voya IM, including Richard Johnson (CEO and CIO), Jeff Curtis (president and CFO), and the portfolio management team of Michael Coyne, CFA; Scott Haugan, CFA; and Mitchell Brivic, CFA. The TCM investment team will remain in Portland and become part of Voya's Equities investment platform, with Johnson and Curtis reporting jointly to Vincent Costa and Michael Pytosh, co- CIOs of Equities at Voya IM. The TCM team will continue to follow its proven investment philosophy and process while leveraging Voya's distribution capabilities and robust platform. Current clients in these TCM strategies can continue to have the team manage their assets at Voya IM.

The TCM Fund filed a supplement to its prospectus disclosing that the board of the TCM Fund has approved Voya Investment Management Co. LLC as the interim advisor to the Fund effective simultaneously with the closing of the transaction, pursuant to an interim investment advisory agreement to enable the existing TCM investment team to continue managing the Fund. The supplement also described the board's approval of a proposed reorganization of the TCM Fund, subject to shareholder approval – into Voya Small Cap Growth, a new mutual fund, anticipated in the second quarter of 2022.

"This is a great opportunity for our team to enhance our ability to produce long-term performance for our clients. Over the next few months, we will work to ensure a smooth transition," said Johnson. "With access to enhanced resources, our talented portfolio managers will continue to be laser-focused on generating alpha."

The addition of Tygh Capital Management follows on Voya IM's announcement earlier this year regarding additional hires and a reorganization of its overall Equities investment platform. Terms of the transaction were not disclosed and are not material to Voya's financial position.

Media Contact:	Investor Contact:
Kristopher Kagel	Michael Katz
(201) 221-6534	(212) 309-8955
Kristopher.Kagel@voya.com	IR@voya.com

About Voya Investment Management

A leading, active asset management firm, Voya Investment Management manages, as of Sept. 30, 2021, more than $230 billion for affiliated and external institutions as well as individual investors. With over 40 years of history in asset management, Voya Investment Management has the experience and resources to provide clients with investment solutions with an emphasis on equities, fixed income, and multi-asset strategies and solutions. Voya Investment Management was named in 2015, 2016, 2017, 2018, 2019 and 2020 as a "Best Places to Work" by Pensions and Investments magazine. For more information, visit voyainvestments.com. Follow Voya Investment Management on Twitter @VoyaInvestments.

VOYA – IM

The foregoing is not an offer to sell, nor a solicitation of an offer to buy, shares of any fund, nor is it a solicitation of any proxy. For information regarding the merger, please call Voya Investment Management toll free at 1-800-992-0180.

For information regarding any of the Funds discussed in this Press Release please call Voya Investment Management toll free at 1-800-992-0180. To receive a free copy of a Proxy Statement/Prospectus relating to the proposed merger of TCM Small Cap Growth Fund with and into Voya Small Cap Growth Fund when it is available, please call Voya Investment Management toll free at 1-800-992-0180. This press release is qualified in its entirety by reference to the Proxy Statement/ Prospectus when it is available. The Proxy Statement/Prospectus contains important information about fund objectives, strategies, fees, expenses and risk considerations, and therefore you are advised to read it. The Proxy Statement/Prospectus and shareholder reports and other information are or will also be available for free on the SEC's website (www.sec.gov). Please read any Proxy Statement/Prospectus carefully before making any decision to invest or to approve the merger.

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